UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

COMPETITIVE COMPANIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

204510 10 1

(CUSIP Number)

Henri Hornby

3751 Merced Drive

Suite A

Riverside, California 92503

(951) 687 - 6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other Parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSON

Henri Hornby

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) ☐

(b) [ X ]

3. SEC USE ONLY

4. SOURCE OF FUNDS *

SC and PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	(7)	SOLE VOTING POWER	10,267,666
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	0
OWNED BY
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER	10,267,666
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,267,666	Shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ *

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.09%

14. TYPE OF REPORTING PERSON

IN

This Report is being filed by Henri Hornby, an Individual (the “Reporting Person”), with respect to his beneficial ownership of the common stock (the “Common Stock” or the “Shares”), Par Value $0.001 per share, of Competitive Companies, Inc., a Nevada corporation (the “Issuer”).

ITEM 1. SECURITY AND ISSUER

This Report relates to the Shares of the Issuer, which has its principal offices at 3751 Merced Drive, Suite A, Riverside, California 92503.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule is being filed Henri Hornby.

(b)	Information as to Henri Hornby

Name:	Henri Hornby.

State of Residence:	Nevada

Principal Business:	Corporate Executive

Address of
his Principal Business:	3751 Merced Drive
Suite A
Riverside, California 92503.

Address of
his Principal Office:	3751 Merced Drive
Suite A
Riverside, California 92503.

Convictions
in the last 5 years:	None

Securities law
violations
in the last 5 years:	None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported on Form 8-K filed on May 9, 2005, effective May 4, 2005, Competitive Companies, Inc., a Nevada corporation (“CCI”) completed its acquisition of CA Networks, Inc., a Wyoming corporation (“CAN”), through the merger (“Merger”) of CAN, with and into CCI Acquisition Corp. (“CAC”), a Nevada corporation and a wholly-owned subsidiary of CCI, pursuant to a Merger Agreement and Plan of Reorganization dated May 4, 2005, by and among CCI, CAN, CAC, and the stockholders of CAN (the “Merger Agreement”). Immediately following the effective date of the Merger, CCI retained its name.

(Copies of all material documents relating to the Merger were filled as Exhibits to the Form 8-K filed by the Issuer on May 9, 2005.)

Mr. Hornby used personal funds to acquire his pre-Merger interest in CAN.

On the closing date of the Merger, 40,559,999 shares of CCI's Common Stock were delivered to the shareholders of CAN in exchange for and as full consideration for 40,559,999 shares of CAN Common Stock. The 40,559,999 shares were issued to the CAN shareholders on a pro rata basis, that is, each 1 share of CAN Common Stock was exchanged for 1 share of CCI restricted Common Stock.

Mr. Hornby, the Reporting Person, received 10,267,666 Shares of CCI (the Issuer) in exchange for the 10,267,666 Shares of CAN previously owned by him.

Post-merger, there were a total of 46,472,060 shares of the Common Stock of CCI (the Issuer) issued and Outstanding.

On May 4, 2005, pursuant to the Merger, the following persons either resigned their positions, were newly appointed, or continued to act as such:

Judy Kline and D.K. Kline resigned their respective positions as officers and directors of CCI.

Mr. Hornby, the Reporting Person, was appointed as Chief Financial Officer, Treasurer, Secretary and a Director.

Russell Preston, was appointed as President, C.E.O. and Director. (Mr. Preston is no longer an Officer or Director of the Issuer.)

Jerald Woods was appointed as Chief Information Officer and a Director.

David Hewitt, a Director pre-merger, remained a Director.

ITEM 4. PURPOSE OF TRANSACTION

As set forth in ITEM 3, the Shares were originally acquired by the Reporting Person for investment purposes in connection with the Merger.

The Reporting Person acquired the Shares in order to obtain a substantial equity position in the Issuer based on his belief that the Common Stock represented an attractive investment opportunity.

Depending upon overall market conditions, or other investment opportunities available to the Reporting Person in the Issuer, or through the availability of additional Shares at attractive prices, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of the Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Other than as set forth in this Report, and as of the date it should have been filed, he Reporting Person has no other plans or proposals that relate to or would result in any of the results specified in Paragraphs (a) through (j) of ITEM 4 of this Report.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number of Shares:

As reported on Form 8-K filed on May 9, 2005, post-Merger, there were 46,472,060 shares of the Common Stock of the Issuer then Issued and Outstanding. Post-Merger, the Reporting Person was the beneficial owner of 10,267,666 Shares, or 22.09 % of the number of Shares of the Issuer then Issued and Outstanding.

(b) Number of Shares with Sole Voting and Disposition Power:

The Reporting Person directly owns the Shares and has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares.

(c) Transactions Effected During the Last Sixty Days:

None.

(d) Other Persons with the Right to Receive or the Power To Direct the Receipt of Dividends:

None.

(e) Date on which the Reporting Person Ceased being a 5% Beneficial Owner:

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person provides management services to the Issuer in his capacity as Chief Financial Officer, Treasurer, Secretary and Director. There is no formal or written Management Agreement between the Issuer and the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Copies of all material documents relating to the Merger were filled as Exhibits to the Form 8-K filed by the Issuer on May 9, 2005. See ITEM 3.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true and complete.

Name of Reporting Person	Date

HENRI HORNBY

By: /s/ Henri Hornby	July 19, 2007
Henri Hornby